SEC 1815 (02/2001)
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02045305

PE
6/30/02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2002

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Number of pages 13
Exhibit begins on page 3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: [signature]
Mary Batoff
Assistant Corporate Secretary

Date: June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	Interim Report, including Financial Statements for the period ended March 31, 2002.

EXHIBIT 1

BREAKWATER RESOURCES LTD.
2002 FIRST QUARTER INTERIM REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Management's Discussion and Analysis ("MD&A") for the first quarter ended March 31, 2002 should be read in conjunction with the Company's MD&A included in the 2001 Annual Report.

Overview

The record low price of zinc, in real terms, continued into the first quarter of 2002. The average realized price of zinc was $0.36 per pound compared to $0.46 for the same period of 2001.

The effect of these low prices continues to put pressure on the finances of the Company. However, with the restructuring of its banking arrangements and the successful rights offering, the Company is financed to bridge the low price period. In addition, review of the operating plan at each mine is ongoing to ensure that cash operating costs are as low as possible. The total cash costs to produce a pound of zinc during the first quarter of 2002 was a record low of $0.31.

Financial Results – First Quarter

Net Earnings and Cash Flow

For the quarter ended March 31, 2002, the Company had a consolidated net loss of $3.3 million ($0.03 loss per share) on gross revenue of $64.5 million compared with a consolidated net loss of $4.0 million ($0.04 per share) on gross revenue of $80.1 million for the same period in 2001. The $15.6 million decrease in gross revenue was attributable to lower metal prices (see Metal Prices table below) which accounted for $13.2 million of the decrease and lower sales volumes which accounted for $2.4 million of the decrease. The contribution from mining activities decreased by $3.6 million in 2002 to a loss of $0.2 million compared with earnings of $3.4 million in 2001.

Operating cash flow for the first quarter of 2002 was $4.1 million ($0.04 per share) compared with $6.2 million ($0.07 per share) for the first quarter of 2001.

The Company is slightly ahead of its target to produce 483 million pounds of zinc at a total cash cost of US$0.35 per pound of payable zinc in 2002. Production of zinc contained in concentrate increased by 15% during the first quarter of 2002 compared with the same period of 2001.

Total cash costs for the first three months of 2002 were at a record low of US$0.31 per pound of payable zinc. It is not reasonable to expect this to continue as the smelter treatment charge component of total cash costs will increase with higher zinc prices. However, operating and productivity improvements combined with lower treatment charges indicate that the previously forecasted total cash cost of US$0.35 per pound of payable zinc for 2002 could be US$0.34 per pound.

Selected financial information:

($000's except for per share data)	*First Quarter* 2002	2001
Gross Revenue	64,517	80,114
(Loss) Contribution from Mining Activities	(198)	3,445
Net Loss	(3,271)	(4,014)
Operating Cash Flow*	4,125	6,150
Per Share Data		
Net Loss	(0.03)	(0.04)
Operating Cash Flow	0.04	0.07

* Before changes in non-cash working capital.

Other Expenses (Income)/Non-producing Property Costs

The Company has substantially reduced administrative expenses while interest and financing costs decreased due to lower interest rates. As well, there was a large foreign exchange loss in the first quarter of 2001 due to the weakening Canadian dollar. This did not occur in the first quarter of 2002. These changes resulted in a decrease of $3.5 million in other expenses/(income) in the first quarter of 2002.

($000's)	
General and administration	(517)
Interest and financing costs	(922)
Foreign exchange loss	(4,342)
Total cost decrease	(5,781)
Investment and other income decrease	2,328
Net decrease in Other Expenses	(3,453)

As well, non-producing property costs and income and mining taxes were lower by $0.5 million and $0.4 million respectively.

Liquidity and Financial Position

Working capital decreased from $5 million at December 31, 2001 to a working capital deficiency of $38.4 million at March 31, 2002 as a result of reclassification of $43.2 million of long-term debt to current debt.

The Company's credit facilities include a US$37.5 million revolver (which increased to US$45.0 million upon the successful completion of the rights offering) and non-revolving facilities totalling US$29.1 million. Drawdowns under the revolver are determined based on the values of inventories and receivables. As of March 31, 2002 US$25.8 million had been drawn and a further US$1.9 million was available. Also as of March 31, 2002 US$26.5 million had been drawn on the non-revolving facilities. These credit facilities are repayable on January 2, 2003.

On May 1, 2002, a rights offering in the amount of $18.9 million before costs was completed and fully subscribed.

With the successful completion of the rights offering the Company has completed the initial step in providing Breakwater with sufficient working capital to continue its operations in a normal fashion and participate in a recovery of the zinc market. With the improved operating results and a modest increase in the price of zinc, the Company expects to end the year in a stronger financial position with debt reduced significantly from the present level of $91.2 million.

Capital Expenditures

Capital expenditures were $2.3 million for the first quarter of 2002 compared with $8.7 million for the same period of 2001. Capital expenditures for the full year of 2002 are expected to be $9.6 million. This compares with capital expenditures of $21.7 million for the year 2001. In addition, $3.9 million is expected to be spent on reclamation and mine closure at the Nanisivik mine which is scheduled to cease production in September 2002.

Metal Prices

The following table sets forth the average realized metal prices for the three months ended March 31, 2002 and 2001.

Metal Prices	First Quarter 2002	2001	Change (%)
Zinc *(U.S.$/lb)*	0.36	0.46	(22)
Copper *(U.S.$/lb)*	0.71	0.82	(13)
Lead *(U.S.$/lb)*	0.22	0.22	(0)
Silver *(U.S.$/oz)*	4.49	4.54	(1)
Gold *(U.S.$/oz)*	272.40	265.92	2
Exchange Rate, average for the quarter *(U.S./Cdn.)*	0.627	0.654	(4)

Operations

The Company produced a total of 133 million pounds of zinc contained in concentrate during the first quarter of 2002 compared with 116 million pounds during the same period in 2001. This is an increase of 15% and places the Company slightly ahead of management's objective to produce 483 million pounds of zinc for the full year. The increased production resulted from the near record performance of the Nanisivik mine and the increased output from the Bouchard-Hébert, El Mochito and El Toqui mines.

Operating Costs

Total cash costs decreased by 16% to U.S.$0.31 per pound of payable zinc for the first quarter of 2002 from U.S.$0.37 in the same period in 2001. Total cash costs are calculated on a per pound of payable zinc basis and include all cash costs incurred and expensed at the minesite, plus treatment charges, shipping and marketing costs, net of by-product credits.

The following table details the consolidated operating statistics as well as consolidated operating costs and total cash costs.

Operations Summary

	First Quarter 2002	2001
Ore Milled *(tonnes)*	820,890	823,618
Zinc *(%)*	8.1	7.2
Concentrate Production		
Zinc *(tonnes)*	111,929	98,580
Copper *(tonnes)*	9,218	10,813
Lead *(tonnes)*	5,390	4,870
Gold *(tonnes)*	1,181	942
Metal in Concentrates		
Zinc *(tonnes)*	60,470	52,647
Copper *(tonnes)*	1,391	1,793
Lead *(tonnes)*	3,690	3,194
Silver *(ounces)*	937,545	745,335
Gold *(ounces)*	7,474	12,431
Minesite Operating Costs		
Per tonne milled *(U.S.$)*	$26.61	$27.29
Total Cash Costs		
Per lb. payable zinc *(U.S.$)*	$0.31	$0.37

Bouchard-Hébert Mine

At the Bouchard-Hébert mine, the total cash cost was U.S.$0.26 per pound of payable zinc the same as the first quarter of 2001. The zinc head grade was up slightly in 2002, while the precious metals and copper head grades were modestly lower compared with 2001. Mill throughput increased 6% in the first quarter of 2002 and, combined with operating cost reductions resulted in the cost per tonne milled being reduced by 7% in 2002.

	First Quarter 2002	2001
Ore Milled *(tonnes)*	267,434	251,419
Zinc *(%)*	5.2	4.9
Copper *(%)*	0.6	0.9
Silver (g/t)	47	52
Gold (g/t)	1.6	1.9
Concentrate Production		
Zinc *(tonnes)*	22,069	19,728
Recovery *(%)*	86.6	87.5
Grade *(%)*	54.4	54.3
Copper *(tonnes)*	9,218	10,813
Recovery *(%)*	82.6	84.1
Grade *(%)*	15.1	16.6
Metal in Concentrates		
Zinc *(tonnes)*	12,011	10,715
Copper *(tonnes)*	1,391	1,793
Silver *(ounces)*	152,136	164,952
Gold *(ounces)*	6,187	8,999
Minesite Operating Costs		
Per tonne milled *(Cdn.$)*	$32.35	$34.90
Total Cash Costs		
Per lb. payable zinc *(U.S.$)*	$0.26	$0.26

Since acquiring Bouchard-Hébert, management has focused on improving the operating performance of the mine and conducting exploration in the immediate vicinity of the mine in search of new reserves and resources.

Surface drill hole 01-BW-129, initiated in late November, 2001 and completed during the first quarter of 2002, was drilled to test a strong conductive Pulse-Em anomaly. The anomaly was projected to be located approximately 850 metres below surface and 500 metres northwest of the Bouchard-Hébert mine shaft. The hole intersected the targeted stratigraphic plane at approximately 150 metres lower than projected. This stratigraphic and mineralized plane is believed to correspond to a leaner and narrower portion of a wider massive sulfide horizon that could lie along strike above the trace of this hole.

Further diamond drilling work and (3D) in-hole Pulse-EM surveying are planned for the second quarter to test this anomaly.

Nanisivik Mine

The Nanisivik mine produced 55% more contained zinc in the first quarter of 2002 than in the same period in 2001 as a result of a significant increase in the zinc grade of the mill feed. During the first quarter of 2002, the mill head grade averaged 10.6% zinc while for the same period in 2001, the mill head grade averaged 6.3% zinc. The substantial increase in the zinc mill head grade results from a combination of mining higher grade pillars and operating the Dense Media Separation ("DMS") plant. The DMS plant, commissioned in the third quarter of 2001, allows for the separation of gangue (waste) material from the ore bearing sulphides prior to the ore being sent to the mill. The process takes advantage of the variance in the specific gravity of the two materials. During the quarter, the plant rejected approximately 27% of the mine feed and increased the overall feed grade to the mill by 20% (1.7% in zinc).

The increase in output of zinc concentrate has resulted in a sharp decline in the total cash cost. The total cash costs were U.S.$0.34 per pound of payable zinc for the first quarter of 2002 compared with U.S.$0.45 in the same period in 2001.

7 of 13

	First Quarter 2002	2001
Ore Milled *(tonnes)*	182,468	199,613
Zinc *(%)*	10.6	6.3
Silver *(g/t)*	45	28
Concentrate Production		
Zinc *(tonnes)*	33,415	21,015
Recovery *(%)*	97.0	96.4
Grade *(%)*	56.2	57.2
Metal in Concentrates		
Zinc *(tonnes)*	18,769	12,126
Silver *(ounces)*	211,619	129,426
Minesite Operating Costs		
Per tonne milled *(Cdn.$)*	$51.02	$45.82
Total Cash Costs		
Per lb. payable zinc *(U.S.$)*	$0.34	$0.45

During 2001, as a result of the falling zinc price, a new mine plan was developed to optimize mine performance. The new plan called for the operation to be closed on or about September 2002 and this target date remains unchanged.

Bougrine Mine

At the Bougrine mine the minesite operating cost per tonne of ore milled was up 6% in the first quarter of 2002 compared with the same period in 2001. The increased cost per tonne was due to an increase in the cost of materials and supplies. A slightly higher mill throughput in the first quarter of 2002, the weakening Tunisian dinar against the U.S. dollar and improved metallurgical performance resulted in the total cash cost per pound of payable zinc remaining the same between the first quarter of 2001 and 2002 despite the per tonne cost increase.

	First Quarter 2002	2001
Ore Milled *(tonnes)*	107,896	105,536
Zinc *(%)*	10.3	13.0
Lead *(%)*	1.7	2.2
Concentrate Production		
Zinc *(tonnes)*	16,514	20,964
Recovery *(%)*	81.5	81.7
Grade *(%)*	54.9	53.4
Lead (tonnes)	2,181	2,707
Recovery *(%)*	80.0	76.6
Grade *(%)*	67.4	66.0
Metal in Concentrates		
Zinc *(tonnes)*	9,062	11,184
Lead *(tonnes)*	1,470	1,786
Minesite Operating Costs		
Per tonne milled *(U.S.$)*	$28.28	$26.65
Total Cash Costs		
Per lb. payable zinc *(U.S.$)*	$0.32	$0.32

In an ongoing effort to increase the mineral reserves and resources and the operating life of the mine, the Company has been engaged in discussions with the Tunisian authorities on utilizing reserves currently being mined by a government enterprise. As well, the Company has entered into discussions with a Canadian exploration company holding lands in the area of Bougrine, with the express purpose of putting together a joint exploration program in Tunisia and more specifically in the immediate vicinity of the Bougrine mine.

El Mochito Mine

At the El Mochito mine, production of contained zinc increased by 11% in the first quarter of 2002 over the same period in 2001 and total cash costs fell by 30%.

Initiatives undertaken during 2001 resulted in total cash costs decreasing to U.S.$0.30 per pound of payable zinc during the first quarter of 2002 compared with U.S.$0.43 for the same period in 2001. The reduction in cost is attributable to lower treatment charges, improvements in grade control and improved productivity. In addition, recent metallurgical improvements have resulted in record levels in zinc concentrate grade and metal recovery.

	First Quarter 2002	2001
Ore Milled *(tonnes)*	159,494	161,146
Zinc *(%)*	8.0	7.3
Lead *(%)*	1.7	1.2
Silver *(g/t)*	108	80
Concentrate Production		
Zinc (tonnes)	22,755	20,822
Recovery *(%)*	93.2	91.6
Grade *(%)*	52.3	51.5
Lead (tonnes)	3,209	2,163
Recovery *(%)*	82.8	76.1
Grade *(%)*	69.2	65.1
Metal in Concentrates		
Zinc *(tonnes)*	11,908	10,722
Lead *(tonnes)*	2,220	1,408
Silver *(ounces)*	495,574	363,046
Minesite Operating Costs		
Per tonne milled *(U.S.$)*	$30.06	$31.99
Total Cash Costs		
Per lb. payable zinc *(U.S.$)*	$0.30	$0.43

During the first quarter of 2002, underground exploration diamond drilling from the 2450 level of the El Mochito mine continued to increase the manto resources to the northeast along the Salva Vida-Nacional trend, which remains open on strike. Also drilling continued from the 2100 level to improve the Company's understanding of the deep Santo Niño orebody.

Late in the first quarter, underground diamond drilling from the 1850 level, intercepted 7.6 metres of chimney-style mineralization grading 361 g/t silver, 9.6% lead and 8.7% zinc in a previously unexplored area of the mine approximately 300 metres northwest of the Nacional orebody. The significance of this intercept is that it may be indicative of an entirely new mineralized zone.

A surface diamond drilling program was initiated at El Mochito during the quarter to test an unexplored area believed to be associated with an extension of the Salvador orebody. The Salvador orebody was a producer of high-grade silver ores during the 1950's.

El Toqui Mine

At the El Toqui mine, production of contained zinc increased by 10% in the first quarter of 2002 over the same period in 2001 while total cash costs decreased by 13%. Total cash costs were U.S.$0.32 per pound of payable zinc during the first quarter of 2002 compared with U.S.$0.37 for the same period in 2001. The reduction in total cash costs was a result of lower smelter treatment charges and improved productivity. In addition, recent metallurgical improvements have produced record zinc recoveries and concentrate grades which have also positively impacted the bottom line.

	First Quarter 2002	2001
Ore Milled *(tonnes)*	103,598	105,904
Zinc *(%)*	9.1	8.4
Gold *(g/t)*	0.8	1.9
Concentrate Production		
Zinc *(tonnes)*	17,176	16,051
Recovery *(%)*	92.0	89.1
Grade *(%)*	50.8	49.2
Gold *(tonnes)*	1,181	942
Recovery *(%)*	48.2	53.0
Grade *(g/t)*	33.9	113.3
Metal in Concentrates		
Zinc *(tonnes)*	8,720	7,900
Gold *(ounces)*	1,287	3,432
Silver *(ounces)*	78,216	87,911
Minesite Operating Costs		
Per tonne milled *(U.S.$)*	$26.33	$26.21
Total Cash Costs		
Per lb. payable zinc *(U.S.$)*	$0.32	$0.37

During the quarter, work continued on finalizing an expansion plan for both the mine and mill and on exploration. The exploration work for the quarter focussed on a compilation of all of the geological information amassed in the El Toqui District to date. As a result of a detailed review by an independent qualified person, a new geological model has been developed for the Toqui District, which model holds significant promise. The new geological model indicates that further work is required for confirmation and Breakwater intends to pursue this work during the next two quarters.

Langlois Mine

The Langlois mine remained on care and maintenance during the period awaiting the return of better zinc prices.

Caribou Mine

The Caribou mine remained on care and maintenance during the quarter.

Outlook

Production in the first quarter from Breakwater's five operating mines is ahead of the 2002 yearly target of 483 million pounds of zinc. Total cash costs were U.S.$0.31 per pound of payable zinc during the first three months of 2002 compared with the Company's forecasted annual total cash costs of U.S.$0.35 as published in the Company's annual report.

The price of zinc is the prime determinant of the Company's earnings and cash flow. Each US$0.01 per pound increase in the price of zinc will increase 2002 earnings and cash flow by $5.4 million based on the 2002 annual production forecast. Recent announcements of production cutbacks and mine closures due to the low zinc price have produced a shortfall in zinc concentrates resulting in lower treatment charges and should eventually lead to lower smelter production. These factors combined with an apparent recovering economy should result in an increased price of zinc in the latter half of 2002.

Colin K. Benner
President and Chief Executive Officer

May 27, 2002

Consolidated Balance Sheets

As at March 31, 2002 and December 31, 2001

(Expressed in thousands of Canadian dollars)

	March 31, 2002 (unaudited)	December 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	$ 3,050	$ 3,305
Accounts receivable - concentrate	4,100	3,957
Other receivables	5,891	6,267
Concentrate inventory	51,008	41,853
Materials and supplies inventory	34,534	38,026
Short-term investments	68	68
Prepaid expenses and other current assets	4,124	2,481
	102,775	95,957
Deferred Losses on Foreign Exchange Hedging Contracts	2,003	2,003
Reclamation Deposits	1,237	1,237
Mineral Properties and Fixed Assets	148,100	152,372
	$ 254,115	$ 251,569
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities (note 6)	$ 37,862	$ 43,985
Provisional payments on concentrate inventory shipped and not priced	10,416	11,633
Short-term debt including current portion of long-term debt (note 4)	91,224	34,030
Income and mining taxes payable	1,686	1,261
	141,188	90,909
Long-term Debt (note 5)	3,187	46,376
Reclamation and Closure Cost Accruals	14,265	15,708
	158,640	152,993
Shareholders' Equity		
Capital stock (note 8)	239,347	239,214
Contributed surplus	1,485	1,485
Deficit	(162,239)	(158,968)
Cumulative translation adjustments	16,882	16,845
	95,475	98,576
	$ 254,115	$ 251,569

The accompanying notes form an integral part of these consolidated financial statements.

This report includes certain forward-looking statements. All statements, other than statements of historical fact included herein, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Consolidated Statements of Operations and Deficit

For the Periods Ended March 31, 2002 and 2001

(Expressed in thousands of Canadian dollars except share and per share amounts)

(Unaudited)

	Three Months Ended March 31, 2002	2001 (restated note 3)
Gross sales revenue	$ 64,517	$ 80,114
Treatment and marketing costs	31,289	35,197
Net revenue	33,228	44,917
Operating Costs		
Direct operating costs	25,676	33,789
Depreciation and depletion	6,618	6,891
Reclamation and closure costs	1,132	792
	33,426	41,472
(Loss) Contribution from Mining Activities	(198)	3,445
Other Expenses (Income)		
General and administrative	1,279	1,796
Interest and financing	1,115	2,037
Investment and other income	(168)	(2,496)
Foreign exchange loss (gain)	25	4,367
	2,251	5,704
Loss Before the Following	(2,449)	(2,259)
Other non-producing property costs	477	1,006
Income and mining taxes	345	749
	822	1,755
Net Loss	(3,271)	(4,014)
Deficit - Beginning of Period	(158,968)	(47,910)
Deficit - End of Period	$ (162,239)	$ (51,924)
Loss per Share - Basic (note 7)	$ (0.03)	$ (0.04)
Diluted Earnings per Common Share (note 7)	$ N/A	$ N/A
Weighted Average Number of Common Shares Outstanding	94,455,000	92,191,000

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Periods Ended March 31, 2002 and 2001

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three Months Ended March 31, 2002	2001 (restated note 3)
Cash Provided Used for Operating Activities		
Net (loss) earnings	$ (3,271)	$ (4,014)
Non-cash items:		
Depreciation and depletion	6,618	6,891
Other non-cash items	26	2,675
Reclamation and closure cost accruals	1,132	792
	4,505	6,344
Payment of reclamation and closure costs	(380)	(194)
Changes in non-cash working capital items	(16,193)	862
	(12,068)	7,012
Financing Activities		
Issue of common shares for cash	133	227
Increase in short-term debt	57,168	365
Decrease in long-term debt	(43,191)	(1,683)
	14,110	(1,091)
Investing Activities		
Reclamation deposits	–	675
Mineral properties and fixed assets	(2,297)	(8,685)
	(2,297)	(8,010)
Decrease in Cash	(255)	(2,089)
Cash and Cash Equivalents - Beginning of Period	3,305	4,700
Cash and Cash Equivalents - End of Period	$ 3,050	$ 2,611
Supplemental Disclosure of Cash Flow Information		
Cash Paid for:		
Interest	$ 851	$ 1,930
Income and mining taxes	$ (80)	$ 366

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Periods Ended March 31, 2002 and 2001

(Unaudited)

1. Accounting Policies and Basis of Presentation

Basis of Presentation

These interim consolidated financial statements of Breakwater Resources Ltd. (the "Company") for the three months ended March 31, 2002 and 2001 have been presented using accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. As a result of the successful completion on May 1, 2002, of the rights offering for the issuance of 94,454,795 common shares of the Company in the amount of $18.9 million before costs, the Company is in a stronger financial position than at December 31, 2001.

Although the successful completion of the rights offering and the new term loan are expected to be sufficient to provide the required working capital to the end of 2002, the Credit Facilities including the new term loan are required to be repaid or restructured by January 2, 2003. The Company believes that it will not be able to repay its debt under the Credit Facilities on maturity on January 2, 2003, unless metal prices recover sooner than expected. Accordingly, the Company believes that it will be necessary for the Company to negotiate the extension or restructuring of the Credit Facilities prior to their maturity on January 2, 2003.

These interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, if the Company was unable to continue as a going concern.

Accounting Policies

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting principles and methods of application as those disclosed in Note 1 of the Company's consolidated financial statements for the year ended December 31, 2001, except for the basis of accounting for stock-based compensation as explained in note 2 below. The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management necessary for a fair presentation. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Company's consolidated financial statements included in the 2001 Annual Report.

2. New Pronouncements

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

During the three months ended March 31, 2002, no stock-based awards were granted to non-employees. The Company's share option plan is disclosed in Note 11 (c) of the Company's consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting and does not recognize compensation expense for its stock-based compensation plan for employees. Had compensation expense for the stock-based compensation plan for employees been determined based upon the fair value of awards granted on or after January 1, 2002, the Company's net loss for the three months ended March 31, 2002 would have increased by $46,000 and the loss per share would have been unchanged.

The fair value of each option grant is estimated on the balance sheet date using Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life (years)	1 - 10
Risk free interest rate	5.65%
Expected volatility	150%
Dividend yield	0%

3. 2001 Figures

Certain of the 2001 figures have been restated to account for the retroactive adoption of new recommendations of the CICA and for the change in accounting policies as disclosed in Notes 1 and 2 of the Company's consolidated financial statements for the year ended December 31, 2001.

In the third quarter of 2001, the Company early adopted the CICA recommendations for the elimination of the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. The adoption of these new rules has been applied retroactively and the effects on the interim consolidated financial statements are as follows:

Increase (decrease) in Statement of Operations and Deficit amounts:

($000's)	*March 31, 2001*
Foreign exchange loss	1,300
Earnings	(1,300)
Deficit – beginning of period	94
Deficit - end of period	1,394

In the fourth quarter of 2001, the Company changed its accounting policy for revenue recognition. Under the new policy, which has been retroactively applied to prior years, revenue is recognized following the transfer of title of metal concentrate and the determination of the final settlement price in accordance with the contractual arrangements with customers. The change in accounting policy is fully disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2001.

The effects of this change on the consolidated financial statements were as follows:

Increase (decrease) in Statement of Operations and Deficit amounts:

($000's)	*March 31, 2001*
Sales	(644)
Treatment and marketing costs	443
Net revenue	(1087)
Direct operating costs	(449)
Earnings	(638)
Deficit – beginning of period	6,677
Deficit - end of period	7,315
Loss per share	$0.01
Earnings per share	N/A

Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

4. Short-term Debt

($000's)	*March 31, 2002*	*Dec. 31, 2001*
Syndicated Credit Facility		
- Revolver	40,794	30,259
- Term Credit Facility, current portion *(note 5)*	36,062	-
- Supplemental Term Credit Facility, current portion *(note 5)*	6,135	-
Reimbursable government assistance, discounted at rate of 8%, payable in 2002 *(note 5)*	1,364	-
Other *(note 5)*	6,869	3,771
	91,224	34,030

Under the refinancing agreement as described in Note 9 of the Company's consolidated financial statements for the year ended December 31, 2001, the Syndicated Credit Facility is repayable on January 3, 2003.

5. Long-term Debt

($000's)	*March 31, 2002*	*Dec. 31, 2001*
Term Credit Facility *(note 4)*	36,042	36,042
Supplemental Term Facility *(note 4)*	6,135	3,822
Reimbursable government assistance, discounted at rate of 8%, payable in 2002 *(note 4)*	1,364	1,338
Customer prepayments for zinc concentrates	6,374	6,370
Other	1,989	1,989
Total	51,904	49,561
Less current portion	48,717	3,185
	3,187	46,376

6. Financial Instruments

Commodity Price Risk

The Company had the following contracts outstanding:

March 31, 2002	*Quantity*	*Average Price (US)*	*Maturity*
Zinc call options	19,440 tonnes	$1,253	May 2002 - December 2002
Copper call options	1,300 tonnes	$1,625	May 2002 - August 2002
Silver call options	360,000 ozs.	$4.44	April 2002 - August 2002
Gold call options	6,000 ozs.	$275.83	April 2002 - August 2002

A substantial commodity hedge position was assumed as of May 1, 2000, in connection with the acquisition of the Bouchard-Hébert and Langlois mines. The fair value of the hedge derivatives at the date of acquisition was a liability of $5,700,000. This liability forms part of the net assets acquired and liabilities assumed on the acquisition and is being brought into income when the underlying hedged contract is recognized (see Note 13 to the Company's consolidated financial statements for the year ended December 31, 2001). The liability amounting to $1,050,000 (December 31, 2001 - $1,434,000) is included in accounts payable and accrued liabilities and the carrying value of the hedge exceeded the fair value by $1,028,000 (by $1,431,000 at December 2001).

Foreign Exchange Risk

The Company had the following foreign exchange contracts outstanding at March 31, 2002:

	U.S. dollars ('000s)	*Exchange Rate*	*Maturity*
U.S. dollar forward sales against Canadian dollar	30,000	Cdn$1.4802	2002-2003
Euro forward purchases against U.S. dollar	600	U.S.$0.8773	April 2002 - May 2002

7. Loss per Share

Loss per Share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted earnings per common share data is not presented in 2002 and 2001, as the exercise of options would not have been dilutive in those periods.

8. Capital Stock and Stock Options

(a) Shares Outstanding

As at May 8, 2002, there were 188,909,590 common shares of the Company outstanding, as well as options granted under the share incentive plan of the Company to purchase an aggregate of 5,270,767common shares.

(b) Options transactions were as follows:

	Options	*Weighted-average Exercise Price*
As at December 31, 2001	5,259	$2.21
Granted	170	0.28
Cancelled	158	2.99
As at March 31, 2002	5,271	$2.13

The following table summarizes the information about the share options outstanding at March 31, 2002.

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding as at Mar. 31, 2002 (000's)*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable as at Mar. 31, 2002 (000's)*	*Weighted Average Exercise Price*
$ 0.20 - $ 2.00	2,658	5 years 109 days	$ 0.81	2,319	$ 0.83
$ 2.05 - $ 3.35	1,646	5 years 51 days	$ 2.91	1,617	$ 2.91
$ 3.75 - $ 8.20	967	7 years 62 days	$ 4.44	967	$ 4.44

9. Subsequent Events

On May 1, 2002, a rights offering for 94,454,795 common shares of the Company in the amount of $18.9 million before costs was completed and fully subscribed.

Pursuant to the guarantee agreement with Dundee Bancorp Inc. ("Dundee"), a significant shareholder of the Company, a warrant to purchase up to 15,400,705 common shares at a price of $0.20 per share was issued on successful completion of the rights offering.

10. Segment Information

(See below)

11. Analysis of Changes in Non-Cash Working Capital Items

($000's)	*2002*	*2001 (Restated note 3)*
Accounts receivable - concentrate	(172)	61
Other receivables	376	606
Inventory	(5,640)	(14,414)
Short-term investments	0	1,741
Prepaid expenses and other current assets	(1,640)	(41)
Provisional payments for concentrate inventory shipped and not priced	(1,218)	15,081
Accounts payable and accrued liabilities	(8,324)	(2,555)
Income and mining taxes payable	425	383
	(16,193)	862

10. Segment Information

For the Three Months ended March 31, 2002 ($000's) (unaudited)

Geographic location	*Latin America*			*Canada*					*Tunisia*		
Operating Segment	*El Mochito Mine*	*El Toqui Mine*	*Total*	*Nanisivik Mine*	*Caribou Mine*	*Bouchard -Hébert*	*Langlois*	*Total*	*Bougrine Mine*	*Corporate and Other*	*Consoli-dated*
Net revenue	8,812	4,392	13,204	2,730	-	11,304	-	14,034	5,990	-	33,228
Depreciation and depletion	(1,589)	(667)	(2,256)	(853)	-	(1,641)	-	(2,494)	(1,862)	(6)	(6,618)
Reclamation and closure costs	(231)	(17)	(248)	(104)	-	(590)	-	(694)	(190)	-	(1,132)
(Loss) contribution from mining activities	(650)	(942)	(1592)	1,066	-	1,097	-	2,163	(763)	(6)	(198)
General and administrative	-	-	-	-	-	-	-	-	-	(1,279)	(1,279)
Interest and financing	-	-	-	-	-	-	-	-	-	(1,115)	(1,115)
Investment and other income	-	-	-	-	-	-	-	-	-	168	168
Foreign exchange loss	-	-	-	-	-	-	-	-	-	(25)	(25)
Other non-producing property costs	-	-	-	-	(412)	-	(41)	(453)	-	(24)	(477)
Income and mining taxes	(12)	-	(12)	(2)	-	(136)	2	(136)	(73)	(124)	(345)
Net (loss) earnings	(662)	(942)	(1,604)	1,064	(412)	961	(39)	1,574	(836)	(2,405)	(3,271)
Capital expenditures	218	207	425	6	-	638	211	855	766	251	2,297
Identifiable assets	47,179	32,300	81,479	40,826	3,892	34,641	38,329	117,688	42,483	12,465	254,115

Information about major customers - Of the Company's total consolidated net revenue in the three months ended March 31, 2002, revenue from one customer was $10,340,000 consisting of $8,604,000 from the Bouchard-Hébert Mine and $1,736,000 from the El Mochito Mine and revenue from another customer of $3,598,000 consisted of $2,174,000 from the El Toqui Mine and $1,424,000 from the Bougrine Mine.

For the Three Months ended March 31, 2001 (Restated note 3) ($000's) (unaudited)

Geographic location	*Latin America*			*Canada*					*Tunisia*		
Operating Segment	*El Mochito Mine*	*El Toqui Mine*	*Total*	*Nanisivik Mine*	*Caribou Mine*	*Bouchard -Hébert*	*Langlois*	*Total*	*Bougrine Mine*	*Corporate and Other*	*Consoli-dated*
Net revenue	14,828	6,221	21,049	3,109	-	13,359	-	16,468	7,400	-	44,917
Depreciation and depletion	(1,358)	(742)	(2,100)	(1,099)	-	(1,401)	-	(2,500)	(2,269)	(22)	(6,891)
Reclamation and closure costs	(101)	(16)	(117)	(42)	-	(435)	-	(477)	(198)	-	(792)
Contribution (loss) from mining activities	28	514	542	(1,522)	-	4,477	-	2,955	(30)	(22)	3,445
General and administrative	-	-	-	-	-	-	-	-	-	(1,796)	(1,796)
Interest and financing	-	-	-	-	-	-	-	-	-	(2,037)	(2,037)
Investment and other income	-	-	-	-	-	-	-	-	-	2,496	2,496
Foreign exchange loss	-	-	-	-	-	-	-	-	-	(4,367)	(4,367)
Other non-producing property costs	(223)	-	(223)	-	(528)	-	-	(528)	-	(255)	(1,006)
Income and mining taxes	(3)	-	(3)	(129)	-	(297)	13	(413)	(166)	(167)	(749)
Net earnings (loss)	(198)	514	316	(1,651)	(528)	4,180	13	2,014	(196)	(6,148)	(4,014)
Capital expenditures	672	2,270	2,942	1,011	(181)	567	3,096	4,493	1,419	(169)	8,685
Identifiable assets	53,933	38,641	92,574	52,716	57,938	64,303	39,029	213,986	54,183	18,019	378,762

Information about major customers - Of the Company's total consolidated net revenue in the three months ended March 31, 2001, revenue from one customer was $4,759,000 consisting of $4,134,000 from the Bouchard-Hébert Mine and $625,000 from the El Mochito Mine.

Corporate Information

Directors
Colin K. Benner
Gordon F. Bub
Donald K. Charter
Jonathan C. Goodman
Garth A. C. MacRae
Allen J. Palmiere
A. Murray Sinclair, Jr.

Officers
Garth A. C. MacRae
Chairman
Colin K. Benner
President & CEO
René R. Galipeau
Executive VP & CFO
John D. Bracale
VP, Latin America & Corporate Logistics
J. Steven Hayes
VP, Marketing
William M. Heath
VP, Administration
Godfrey W. McDonald
VP, Metallurgy & Environment
Norman L. Calder
Treasurer
Leroy A. Fong
Controller
E. Ann Wilkinson
Corporate Secretary

Shares Traded
The Toronto Stock Exchange
Symbol - BWR

Transfer Agent and Registrar
Computershare Trust
Company of Canada
100 University Avenue
Toronto, Ontario M5H 2Y1
Tel: (416) 981-9633
(800) 663-9097
Fax: (416) 981-9800

E-Mail: caregistryinfo@computershare.com

Corporate and Registered Office
95 Wellington Street West
Suite 2000
Toronto, Ontario M5J 2N7
Tel: (416) 363-4798
Fax: (416) 363-1315

E-Mail:
investorinfo@breakwater.ca

Website:
www.breakwater.ca